SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of August, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  August 5, 2004           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A., CFO,
                                     Secretary, Vice President
                                     Administration

<PAGE/>

                                                            NYSE SYMBOL:  ITP
                                                              TSX SYMBOL: ITP

                    Intertape Polymer Group Inc. Announces Strong
                      Second Quarter Sales and Earnings Growth
                         - Sales up 14.4% year-over-year
                         - Earnings up 44.8% year-over-year
                         - Completed major debt refinancing

Montreal, Quebec and Bradenton, Florida - August 12, 2004 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for the second quarter ended June 30, 2004. "Sales for the second quarter were up over 14% from last year and 6% sequentially," said Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. "This sales increase combined with the Company's ability to recoup first quarter raw material cost increases through increased selling prices and operational improvements resulted in a 45% increase in profits over the
prior year."   Mr. Yull also commented: "Just following the end of the
quarter, we completed the restructuring of our balance sheet resulting in lower interest costs, improved covenants and new financial capacity for growth. The Company is now positioned for the future including expansion in both the European and Asian markets.

Second Quarter 2004

Second quarter net income was $5.7 million, or $0.14 per share (basic and diluted), compared to $3.9 million or $0.12 per share (basic and diluted) for the second quarter of 2003, primarily due to higher sales. Second quarter net income was also up compared to first quarter net income of $2.3 million, or $0.06 per share (basic and diluted), because of higher sales and an improved gross margin.

Sales for the second quarter were $171.9 million, up 14.4% compared to the corresponding quarter last year. The increase included revenues associated with the February 2004 acquisition of certain operations of tesa tape, inc. and the incremental sales associated with acquiring the remaining 50% interest in the Company's Portuguese joint venture ("Fibope") in late June 2003. Selling prices in the second quarter of 2004 were also higher than the second quarter of 2003. Sales were also up by 6.1% compared to first quarter 2004.

Gross margin for the second quarter was 22.0%. Although sales price increases for the second quarter of 2004 exceeded new raw material cost increases for the second quarter, the sales price increases only partially offset earlier raw material cost increases. Consequently, the gross margin for the second quarter of 2004 was higher than the 19.8% experienced in the first quarter of 2004, but lower than the 22.7% gross margin experienced in the second quarter of 2003. The second quarter gross margin was also aided by improvements in the integration of the tesa tape, inc. operations.


Selling, general and administrative expenses were $22.8 million in the second quarter of 2004, compared to $20.8 million for the second quarter of 2003. The increase in expense reflects the effects of the Fibope and tesa tape acquisitions. "SG&A was up primarily because of acquisitions, however, these cost increases were partially offset by cost reductions in other areas," noted IPG's Chief Financial Officer, Andrew M. Archibald, C.A. "This is more evident when we look at SG&A expenses as a percent of sales, which was 13.3% this past quarter compared to 13.9% for the same quarter last year."

Financial expenses in the second quarter were $7.2 million, compared to $7.8 million for the second quarter last year. The lower financial expenses reflect primarily the impact of debt reduction since the end of the second quarter of 2003 and a reduction in the Company's Facility
A interest rate of 100 basis points obtained late last year. Financial expenses were up compared to the first quarter of 2004 due to increased borrowings and foreign exchange losses during the quarter of $0.4 million primarily related to a US dollar denominated loan in Canada. This loan was repaid as part of the refinancing.

For the second quarter the Company recorded income tax expense of $0.7 million, for an effective tax rate of 10.4%, compared to income tax expense of $0.4 million and effective tax rate of 10.1% in the second quarter of 2003.

Cash used in operating activities was $0.6 million for the second quarter 2004, compared to cash generated by operating activities of $10.9 million for the second quarter 2003, mainly as a result of changes in working capital, partly offset by improved earnings. A substantial portion of the cash flow generated in the second quarter of 2004 was used to pay down payables to vendors, which had grown substantially in the first quarter of 2004. Trade receivables also had a negative impact as they increased because of higher sales.

Cash used for investing activities was $4.6 million for the second quarter 2004, compared to $1.3 million for the second quarter 2003, the difference being attributable primarily to increased capital spending.

Cash used in operating and investing activities totaled $5.2 million in the quarter. This cash requirement was funded by the combination of a net increase in debt of $13.4 million and $1.4 million of equity during the quarter. At the end of the quarter the Company had $9.5 million of cash on its balance sheet.


First Half 2004

Net income for the first six months of the year was $7.9 million, or $0.19 per share (basic and diluted), compared to $6.8 million or $0.20 per share (basic and diluted) for the six months of 2003, primarily due to increased sales.

Sales for the first six months were $334.0 million, up 9.9% compared to the corresponding period last year. Gross margin for the first six months decreased to 20.9% from 22.3% in the corresponding period last year. The margin decline in the first half of 2004 as compared to the first half of 2003 was due to several factors including raw material cost increases in both the first and second quarters of 2004, and in the first quarter of 2004 production interruptions at the Truro, Nova Scotia manufacturing facility, unanticipated integration costs at the Columbia facility related to the acquired duct and masking tape operations of tesa tape, inc., and changes in product mix.

Selling, general and administrative expenses were $45.1 million, or 13.5% of sales, in the first six months of 2004, compared to $42.8 million, or 14.1% of sales, for the first six months of 2003.

Financial expenses in the first six months were $14.0 million, compared to $15.5 million for the first six months last year. The lower financial expenses reflect primarily the impact of debt reduction and a lower interest rate.

For the first six months the Company recorded income tax expense of $0.4 million, for an effective tax rate of 4.4%, compared to income tax expense of $0.8 million and effective tax rate of 10.1% in the first six months of 2003. In the first quarter of 2004, the Company booked a net tax recovery of $0.3 million.

Cash flows from operating activities were $5.8 million for the first six months of 2004, compared to $11.1 million for the first six months of 2003, due primarily to changes in working capital.

Cash used for investing activities was $16.5 million for the first six months of 2004, compared to $5.7 million for the first six months of 2003, the difference being attributable primarily to the acquisition of assets from, and finalization of the supply agreements with, tesa tape, inc. and higher capital spending.

Cash used in investing activities exceeded cash from operating activities by $10.7 million in the first six months. This cash requirement was funded by the combination of a net increase in debt of $19.2 million and $2.4 million of equity during the period.

Balance Sheet

Just following the end of the second quarter, the Company undertook a complete refinancing of the debt portion of its capital structure. Virtually all of its previously existing debt has been replaced with a combination of $125.0 million in senior subordinated notes due 2014 and a $200.0 million 7 year term loan. Following the repayment of the previously existing debt, associated premiums, accrued interest and transaction fees, there was approximately $20.0 million in cash remaining. At the same time, the Company has entered into an agreement for a 5 year $75.0 million revolving credit facility.

"There are a number of benefits to the Company as a result of these financing arrangements," commented Mr. Archibald. "For one, the Company expects to realize substantial interest cost savings. Based on current interest rates and the existing level of debt at the end of the second quarter, the expected savings would be about $9.0 million a year. However, given that the outstanding debt has been increased since then, in part to pay the transaction costs, the net savings will likely be closer to $7.0 million per year. In addition, due to new repayment terms, the Company's repayment obligations over the next eighteen months have been significantly reduced from $84.0 million to $2.0 million plus a pre-defined partial cash sweep, freeing up additional cash resources in the near term. The new financing arrangements also represent an important source of funds. With the cash remaining following the debt repayments and the revolving credit facility, which has not yet been drawn, we will have about $95.0 million of available liquidity to support future growth. The Company will also have increased flexibility because of improved covenants." Mr. Archibald also added: "With these changes to our debt capital and the equity issue we completed in the third quarter last year, we feel our balance sheet is sound and positioned for growth."

In the third quarter of 2004, the Company will record a one-time pretax charge of approximately $31.0 million associated with the refinancing transactions.

Outlook

In connection with ongoing cost reduction efforts, the Company is reviewing the effectiveness of its manufacturing facilities and expects to announce a plant consolidation during the second half of the year. Should the consolidation occur, it is anticipated that the Company would record a related one-time pretax charge not to exceed $4.0 million.

"Our sales growth year-to-date is 9.9%, which is well in line with our full year target of 10%," said Mr. Yull. "Looking forward to the remainder of the year, we still feel confident about our sales objective. However, the uncertainty surrounding the direction of raw material costs and the ability of our markets to absorb further price increases causes us to be more cautious about our expectations for the trajectory of our bottom line growth. We have already experienced further cost increases since the end of the second quarter for key raw materials such a polypropylene and polyethylene, and have announced sales price increases for the third quarter that will hopefully recover these cost increases."

(All figures in U.S. dollars, unless otherwise stated; June 30, 2004, exchange rate: Cdn $1.3460 =U.S.$1.00)


Conference Call

A conference call to discuss IPG's second quarter results will be held Friday, August 13, 2004 at 10:00 A.M. Eastern Standard Time.
Participants may dial 1-888-428-4478 (U.S. and Canada) and 1-651-291-5254 (International). The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada); 1-320-365-3844 (International) and entering the passcode 41743. The recording will be available from Friday, August 13, 2004 at 5:00 P.M. until Friday, August 20, 2004 at 11:59 P.M, Eastern Standard Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release costitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Period ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

                              -------------------------------------------------------
                                     Three months                    Six months
                              ------------  -----------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              171,934      150,249          334,034      303,841
Cost of sales                      134,097      116,166          264,083      235,959
                              ------------  -----------    -------------  -----------
Gross profit                        37,837       34,083           69,951       67,882
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           22,793       20,830           45,100       42,812
Stock-based compensation expense       351                           421
Research and development             1,153        1,086            2,115        1,980
Financial expenses                   7,235        7,825           14,003       15,525
                              ------------  -----------    -------------  -----------
                                    31,532       29,741           61,639       60,317
                              ------------  -----------    -------------  -----------
Earnings before income taxes         6,305        4,342            8,312        7,565
Income taxes                           654          439              370          761
                              ------------  -----------    -------------  -----------
Net earnings                         5,651        3,903            7,942        6,804
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings per share
  Basic                               0.14         0.12             0.19         0.20
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                             0.14         0.12             0.19         0.20
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        70,582       53,015           68,291       50,114
Net earnings                         5,651        3,903            7,942        6,804
                              ------------  -----------    -------------  -----------
Balance, end of period              76,233       56,918           76,233       56,918
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Common shares
Average number of shares
   outstanding
CDN GAAP - Basic                41,215,111   33,832,527       41,092,785   33,826,800
CDN GAAP - Diluted              41,396,403   33,912,232       41,429,232   33,885,377
U.S. GAAP - Basic               41,215,111   33,832,527       41,092,785   33,826,800
U.S. GAAP - Diluted             41,396,403   33,912,232       41,429,232   33,885,377


Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                                 June 30,     June 30,  December 31,
                                     2004         2003          2003
                               (Unaudited)  (Unaudited)     (Audited)
                                 ________    _________      ________
                                        $            $             $
ASSETS
Current assets
  Cash                              9,488
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,037
   ($3,640 in June 2003,
   $3,911 in December 2003)       101,201       91,514        89,297
  Other receivables                11,353       10,357        11,852
  Inventories                      73,213       71,896        69,956
  Parts and supplies               13,301       12,837        13,153
  Prepaid expenses                  5,761        6,139         7,924
  Future income tax assets          2,682        2,397         2,682
                                 ________    _________      ________
                                  216,999      195,140       194,864
Property, plant and equipment     357,227      357,447       354,627
Other assets                       13,181       14,014        12,886
Future income taxes                 4,457                      3,812
Goodwill                          176,231      165,633       173,056
                                 ________    _________      ________
                                  768,095      732,234       739,245
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                             25,391        13,944
  Accounts payable and
   accrued liabilities             91,834       83,799        95,270
  Instalments on long-term debt     1,958       20,300        16,925
                                 ________    _________      ________
                                   93,792      129,490       126,139
Long-term debt                    290,240      274,152       235,066
Other liabilities                     530        3,530           530
Future income taxes                              5,164
                                 ________    _________      ________
                                  384,562      412,336       361,735
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock and share
 purchase warrants                289,219      246,362       286,841
Contributed surplus                 3,701                      3,150
Retained earnings                  76,233       56,918        68,291
Accumulated currency
 translation adjustments           14,380       16,618        19,228
                                 ________    _________      ________
                                  383,533      319,898       377,510
                                 ________    _________      ________
                                  768,095      732,234       739,245
                                 ________    _________      ________
                                 ________    _________      ________


Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                     Six months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings                         5,651        3,903            7,942        6,804
Non-cash items
  Depreciation and amortization      7,514        6,724           14,637       13,363
  Stock-based compensation expense     351                           421
  Future income taxes                  310          439             (586)         760
                              ------------  -----------    -------------  -----------
Cash flows from operations
 before changes in non-cash
 working capital items              13,826       11,066           22,414       20,927
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                 (2,163)       3,649          (12,248)      (2,722)
  Other receivables                                 334              487          116
  Inventories                       (3,366)      (4,300)          (3,878)      (8,147)
  Parts and supplies                    43         (224)            (148)        (124)
  Prepaid expenses                   1,039          698            2,140        1,845
  Accounts payable and accrued
   liabilities                      (9,935)        (286)          (2,997)        (808)
                              ------------  -----------    -------------  -----------
                                   (14,382)        (129)         (16,644)      (9,840)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                          (556)      10,937            5,770       11,087
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Property, plant and equipment       (4,055)      (2,629)          (9,875)      (5,080)
Business acquisition                                              (5,500)
Goodwill                               (58)                          (58)
Other assets                          (501)       1,345           (1,064)        (608)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                         (4,614)      (1,284)         (16,497)      (5,688)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness     15,907        6,343           20,840       15,175
Issue of long-term debt                                              787
Repayment of long-term debt         (2,477)     (15,852)          (2,477)     (21,117)
Issue of common shares               1,408                         2,378
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        14,838       (9,509)          21,528       (5,942)
                              ------------  -----------    -------------  -----------
Net increase (decrease)
  in cash position                   9,668          144           10,801         (543)
Effect of currency translation
  adjustments                         (180)        (144)          (1,313)         543

Cash position, beginning of period
                              ------------  -----------    -------------  -----------
Cash position, end of period         9,488                         9,488
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------









FOR INFORMATION CONTACT:      Melbourne F. Yull
                              Chairman and Chief Executive Officer
                              Intertape Polymer Group Inc.
                              Tel.: 866-202-4713
                              E-mail: itp$info@intertapeipg.com
                              Web: www.intertapepolymer.com